November 26, 2024

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

       Re: Webus International Ltd.
           Amendment No. 9 to Registration Statement on Form F-1
           Filed November 14, 2024
           File No. 333-269684
Dear Zheng Nan:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 9 to Registration Statement on Form F-1
Dilution, page 66

1. You disclose the net proceeds from the offering are expected to be approximately
       $5.81 million after deducting the underwriting discounts and commissions and expenses payable in the amount of $0.56 million and estimated other offering expenses in the amount of approximately $1.63 million. When calculating the net tangible book value per share after the offering using the amounts noted, it appears the pro forma net tangible book value after the offering would be $8.86 million or $0.40 per share. Please provide your calculation of your pro forma net tangible book value of $9.59 million or $0.44 per share of Ordinary Shares included in your dilution table and revise your disclosure, if necessary.
 November 26, 2024
Page 2

      Please contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-
3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Fang Liu. Esq.